

February 8, 2012

<u>Via e-mail</u>
Mr. John P. Albright
President and Chief Executive Officer
Consolidated-Tomoka Land Co.
1530 Cornerstone Boulevard, Suite 100
Daytona Beach, FL 32117

RE: **Consolidated-Tomoka Land Co.**
        Forma 8-K and 8-K/A for the Period February 1, 2012
        Filed February 6, 2012 and February 7, 2012
        File No. 1-11350

Dear Mr. Albright:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Once the dismissal of your former accountants becomes effective, please amend your Form 8-K to provide the specific date, as required by Item 304(a)(1)(i) of Regulation S-K. Your amended Form 8-K should also include updated disclosures under Item 304(a)(1)(ii), (iv) and (v). To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether they agree with the statements made in your revised Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me, at (202) 551-3432 or me at (202) 551-3486 with any questions.

Sincerely,

/s/ William H. Demarest IV

William H. Demarest IV
Accountant